Filed Pursuant to Rule 433
Registration No. 333-133852
BANK OF AMERICA CORPORATION
30,000,000 Depositary Shares, Each Representing a 1/1000th Interest in a Share of
6.204% Non-Cumulative Preferred Stock, Series D
FINAL TERM SHEET
Dated September 6, 2006

Issuer:	Bank of America Corporation

Security:	Depositary Shares each representing a 1/1000th interest in a share of Bank of America Corporation 6.204% Non-Cumulative Preferred Stock, Series D

Ratings:	A1 (Moody’s) / A (S&P) / A+ (Fitch)

Size:	30,000,000 Depositary Shares

Maturity:	Perpetual

Trade Date:	September 6, 2006

Settlement Date:	September 14, 2006 (DTC) (T+6)

Dividend Rate (Non-Cumulative):	6.204% (equivalent to $1.551 per depositary share)

Dividend Payment Date:	March 14, June 14, September 14 and December 14 of each year, beginning December 14, 2006

Redemption:	On any Dividend Payment Date on or after September 14, 2011 (subject to limitations described in the prospectus supplement dated September 6, 2006)

Public Offering Price:	$25.00 per depositary share

Underwriting Commissions:	$7,500,000

Net Proceeds (before expenses) to Bank of America Corporation:	$742,500,0000

Lead Manager:	Banc of America Securities LLC

Co-Managers:	Bear, Stearns & Co. Inc. UBS Securities LLC Loop Capital Markets, LLC The Williams Capital Group, L.P.

Listing:	NYSE

CUSIP for the Depositary Shares:	060505831
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Bank of America Corporation or the lead underwriter will arrange to send you the prospectus if you request it by contacting Bank of America Corporation, Corporate Treasury — Securities Administration, at 1-866-804-5241, or Banc of America Securities LLC, toll free at 1-800-294-1322. You may also request a copy by e-mail from securities.administration@bankofamerica.com or dg.prospectus_distribution@bofasecurities.com.

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